UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 000-53448

                                 Vizstar, Inc.
             (Exact name of registrant as specified in its charter)

  c/o Celestial Jets Inc., 224 Fifth Avenue, Fourth Floor, New York, NY 10001,
                                 (646) 434-0030

      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                                      NONE
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)
         Rule 12g-4(a)(2)
X        Rule 12h-3(b)(1)(i)
X        Rule 12h-3(b)(1)(ii)
X        Rule 15d-6

      Approximate number of holders of record as of the certification or notice date: 15

      Pursuant to the requirements of the Securities Exchange Act of 1934 Vizstar, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2010                      By: /s/ Richard O. Weed
                                                Richard O. Weed, director